INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Snoqualmie Asset Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940 that Snoqualmie Asset Fund, Inc. (the Fund) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
June 30, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2001, and, with respect to agreement of investment purchases and sales, for the period from December 31, 2000
(the date of our last examination) through June 30, 2001:

Inspection of investments held in custody through its affiliate Washington Mutual Bank, FA in Stockton,
California, as of July 23, 2001, without prior notice to management, and reconciliation of these investments back to the records as of June 30, 2001;

Confirmation and reconciliation of investments held in custody by third party institutions, which include loan servicers and a custodian bank, as of June 30, 2001;

Reconciliation of such investments to the books and records of the Fund and its loan servicers and custodians; and,

Agreement of 36 investment purchases and two investment sales or maturities since our last report from the books and records of the Fund to signed trade tickets or transaction confirmations and wire transfer advices.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Snoqualmie
Asset Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940, except as noted in management's assertion, as of June 30, 2001, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Snoqualmie
Asset Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


November 20, 2001

DELOITTE & TOUCHE
Seattle, Washington






November 20, 2001

Snoqualmie Asset Fund, Inc.
1201 Third Avenue
Seattle, Washington  98101

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940

We, as members of management of Snoqualmie Asset Fund, Inc.
(the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with the requirements of subsections (b) and (c) as of June 30, 2001 (the date of the examination), and from the period December 31, 2000
(the date of the last inspection) through June 30, 2001.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2001, and from December 31, 2000 through
June 30, 2001 with respect to securities reflected in the investment account of the Fund except for the following:
There were 174 investments in loans for which the original signed promissory notes were no longer maintained in the vault facility in Stockton, California as of July 23, 2001
(of these, copies of promissory notes and/or payment histories were available for all investment in loans).
There were an additional 234 investments in loans that could not be located during the inspection but were subsequently found (of these, the original promissory note was subsequently reviewed). There were 27 investments in loans that were repaid by the borrowers between June 30, 2001 and July 23, 2001 for which original promissory notes were no longer maintained in the vault
(and evidence of pay-off was not available); Original property deeds were not available for 12 investments in real estate owned, however, seven copies of the deeds were on file; and, There were unreconciled differences between the Fund's recorded real estate owned and the balances reported by the servicers of $9.3 million.

Snoqualmie Asset Fund, Inc.

By:




Richard D. Lodge
President